SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 7, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No   X
                                      ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Vivendi Environnement Logo


                                                       Paris, November 7th, 2002

                                  PRESS RELEASE
                (unaudited data per French accounting standards)


                 7.9% growth in revenue for core businesses (*)
                to (euro)20.5 billion at constant exchange rates

                      6% growth in EBIT for core businesses
                to (euro)1,297 million at constant exchange rates

             Cash flow from operations up 19% to (euro)1,997 million



Revenue for core businesses amounted to (euro)20,518 million, up 7.9% at constant exchange rates. Despite difficult market conditions, internal growth remained steady at 5.6%.

Revenue for non-core businesses that have been sold or are planned for sale amounted to (euro)1,644 million, compared with (euro)2,022 million at September 30, 2001 (**). Consolidated revenue for Vivendi Environnement including non-core businesses increased 4.5% to (euro)22,162 million.

Excluding non-core businesses that have been sold or are planned for sale, EBIT increased 6% at constant exchange rates to (euro)1,297 million (+4.4% at current exchange rates). Consolidated EBIT for the first nine months of 2002 amounted to
(euro)1,378 million, compared with (euro)1,369 million for the same period in 2001.

The improvement in cash flow from operations (+19% to almost (euro)2 billion), combined with the capital increase and the disposals effective at September 30, 2002, enabled Vivendi Environnement to pursue its growth while reducing its consolidated net debt. At September 30, 2002, net debt amounted to (euro)13.7 billion, against (euro)14.3 billion at December 31, 2001. In addition, Vivendi Environnement has reduced the amount of its assigned and securitized receivables by over (euro)700 million since December 31, 2001.

During the third quarter of 2002, Vivendi Environnement continued to win many new contracts. These included an industrial contract with Petronas in Malaysia, management of wastewater treatment sludge in Atlanta, U.S.A., the build and operate contract for the wastewater treatment plants in The Hague, Netherlands, modernization of the Acheres wastewater treatment plant near Paris, outsourced management of the Rabat-Sale water service in Morocco, waste collection and treatment in Brighton, U.K. and two transportation contracts in the Netherlands.


(*)  Definition of non-core disposals already completed or planned for sale:
     US Filter's non-core businesses: Filtration & Separation, Plymouth, Surface Prep, Distribution US; minority interests in the U.S. and U.K.: PSC, Bristol Water, South Staffordshire Water; Bonna Sabla.
     Full-year revenue in 2001 estimated at (euro)2,600 million.

(**) Disposals completed at September 30, 2002: Filtration & Separation, PSC and
     Bristol Water.

VIVENDI ENVIRONNEMENT

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
At Sept. 30, 2001         At Sept. 30, 2002     Variation         Internal growth   External growth  Impact of
(in (euro)m)              (in(euro)m)           2002/2001                                            exchange rate
                                                                                                     fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
19,192 (1)                20,518 (1)            +6.9%             +5.6%             +2.3%            -1.0%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
2,022 (2)                 1,644 (2)             -18.7%
------------------------  --------------------  ----------------
21,214 (3)                22,162 (3)            +4.5%
------------------------  --------------------  ----------------

(1) Revenue for core businesses
(2) Revenue for non-core businesses that have been sold or are planned for sale
(3) Total consolidated revenue


Consolidated revenue for core businesses for the first nine months of 2002 increased 6.9% to (euro)20.5 billion compared with (euro)19.2 billion for the previous period. Internal growth in core businesses was 5.6%.

Taking into account the disposal of non-core businesses, revenue amounted to
(euro)22.2 billion, up 4.5%.

The net impact of the external growth of core businesses was (euro)473 million and came primarily from Marius Pedersen (Denmark), Siram (Italy) and Verney (France).

The negative impact of exchange rate fluctuations, which amounted to (euro)187 million, was due principally to the decline in the U.S. dollar to euro rate the end of September 2002 (0.93) compared with the same period in 2001 (0.90), as well as Latin American currencies. Given the present trend of the U.S. dollar, this effect is expected to continue in the fourth quarter.

Revenue generated outside France reached (euro)11,281 million, representing 55% of total revenue, which is similar to that achieved in the first nine months of 2001.


WATER (1)

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
At Sept. 30, 2001         At Sept. 30, 2002     Variation         Internal growth   External growth  Impact of
(in (euro)m)              (in(euro)m)           2002/2001                                            exchange rate
                                                                                                     fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
8,067                     8,415                 +4.3%             +5.8%             -0.6%            -0.9%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

(1) excluding non-core disposals completed or are planned for sale.

Internal growth of core businesses amounted to 5.8%. In France, internal growth was 4.7% due to the continued good performance in water distribution and stability in the design-build segment.

Outside France, excluding the United States, business in outsourcing services increased 14.7%, due primarily to contracts signed in Central Europe (Prague, Gorlitz), Morocco (Tangiers and Tetouan) and Asia (Hyundai-HEI, Inchon, Chengdu). In the United States, revenue for core businesses increased 8.4% at a constant exchange rate. The company benefited from sustained good performance in municipal outsourcing (impact of the Indianapolis contract) and industrial services. Equipment sales increased in the municipal segment and were stable with industrial customers. At current exchange rates, revenue for core businesses in the United States rose 4.6%.

Revenue for non-core businesses that have been sold or are planned for sale amounted to (euro)1,644 million, compared with (euro)2,022 million at September 30, 2001.


WASTE MANAGEMENT

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At Sept. 30, 2001       At Sept. 30, 2002       Variation          Internal         External          Impact of
       (in(euro)m)            (in(euro)m)          2002/2001           growth           growth         exchange rate
                                                                                                       fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         4,329                   4,571               +5.6%              +6.0%            +2.1%             -2.5%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

Internal growth amounted to 6%. In France, 4.6% growth was achieved despite the company's restructuring program in a business climate that remained unfavorable.

Outside France, 6.9% growth was recorded, due primarily to contracts in Northern Europe (Bromley, Sheffield and Hampshire) and in Asia (Hong Kong and Singapore).

Growth in the United States resulted from new municipal contracts for solid waste and a sustained good level of business in hazardous waste.

External growth was due primarily to the full-year effect of the 2001 acquisition of Marius Pedersen in Denmark.


ENERGY SERVICES

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At Sept.30, 2001        At Sept 30, 2002         Variation      Internal growth      External         Impact of
      (in(euro)m)             (in(euro)m)           2002/2001                            growth        exchange rate
                                                                                                        fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         2,701                   3,075                +13.8%            +5.6%            +7.9%             +0.3%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

Excluding external growth, revenue in France was stable compared with the first nine months of 2001. This was due to the combined effect of the gas price reduction effective April 1, 2002, and the positive impact from cogeneration ((euro)211 million, +27%).

Outside France, the internal growth of 16.6% was due primarily to the startup of the Tallin, Vilnius and Poznan contracts.

External growth came principally from the acquisition of Siram in Italy.


TRANSPORTATION

------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
   At Sept. 30, 2001       At Sept. 30, 2002       Variation      Internal growth      External         Impact of
      (in(euro)m)              (in(euro)m)         2002/2001                            growth        exchange rate
                                                                                                       fluctuations
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------
         2,294                   2,512               +9.5%             +2.3%            +7.4%             -0.2%
------------------------  --------------------  ----------------  ----------------  ---------------  ----------------

In France, internal growth of 9.5% was due to new and extended contracts. Outside France, excluding the impact of the end of the South Central contract, revenue increased 21.7% as a result of the full effect in 2002 of the BBA and Combus contracts, and new business in Northern and Eastern Europe.

The 7.4% external growth was due primarily to the acquisitions of Verney ((euro)116 million) and Yellow Transportation ((euro)41 million).


FCC

------------------------  --------------------  ----------------  -----------------  ---------------  ----------------
   At Sept. 30, 2001       At Sept. 30, 2002       Variation      Internal growth       External         Impact of
      (in(euro)m)             (in(euro)m)          2002/2001                             growth        exchange rate
                                                                                                        fluctuations
------------------------  --------------------  ----------------  -----------------  ---------------  ----------------
         1,802                   1,946               +8.0%             +7.5%             +1.1%             -0.6%
------------------------  --------------------  ----------------  -----------------  ---------------  ----------------

Internal growth of 7.5% was spread across all divisions, but was particularly marked in the cement business, which is benefiting from growth in the construction industry in Spain.



Based on the achievements in the first nine months, and despite a soft international business climate, 2002 is expected to show steady revenue growth in line with the company's medium-term targets. The disposals to be completed in the fourth quarter of 2002, together with increased cash flow from operations, will enable Vivendi Environnement to continue its growth and are expected to confirm its net debt goal of between (euro)13 billion and (euro)13.5 billion at the end of 2002.


Important Disclaimer

Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100



     Press release also available on http://vivendienvironnement-finance.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 7, 2002

                                         VIVENDI ENVIRONNEMENT


                                              By: /s/ Jerome Contamine
                                                  --------------------------
                                                  Name: Jerome Contamine
                                                  Title: Chief Financial Officer